June 30, 2009
Jerard Gibson
Attorney — Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549

Re:	Brookfield Properties Corporation
Form 40-F for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 001-14916
Dear Mr. Gibson:
     On behalf of our client, Brookfield Properties Corporation (the “Company”), we respond to the Staff’s comment letter, dated June 4, 2009, relating to the Company’s Form 40-F for the year ended December 31, 2008 (the “2008 Form 40-F”).
     To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.
Form 40-F for the fiscal year ended December 31, 2008
General
1.	We note that a majority of your executive officers or directors may be U.S. citizens or residents and a significant portion or your assets may be located in the U.S. Please provide us your analysis as to how you have determined you are a “foreign private issuer” under Rule 3b-4 of the Exchange Act.

Response:

The Company was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. As such, the Company meets the definition of “foreign issuer” under Rule 3b-4 of the Exchange Act.

Furthermore, as of June 30, 2009 (the last business day of the Company’s most recently completed second fiscal quarter), and as of June 30, 2008, less than 50 percent of the Company’s outstanding voting securities were directly or indirectly held of record by residents of the United States. Brookfield Asset Management Inc., a company organized under the Business Corporations Act (Ontario) and a foreign private issuer, itself owns more than 50% of the Company’s outstanding voting securities.
As a result, the Company meets the definition of a “foreign private issuer” under Rule 3b-4 of the Exchange Act.
Exhibit 99.1 – Renewal Annual Information Form
General Development of the Business, page 5
General
2.	We note your disclosure in the MD&A and also in Note 14 to the Consolidated Financial Statements that you recorded a reduction in your net tax liability of $479 million and corresponding net benefit of $479 million in your income statement because your wholly-owned U.S. subsidiary Brookfield Properties, Inc. elected to qualify as a REIT. Considering your current ownership structure, please provide a legal analysis as to why your subsidiary satisfies the REIT ownership requirements set forth in Section 856 of the Internal Revenue Code, specifically the requirement that the entity is not a “closely held” company.

Response:

The REIT “closely held” prohibition is based upon ownership by individuals, and a few other limited categories of entities that are treated as individuals under these rules (e.g., private tax-exempt foundations). Ownership of 100% of the common stock of a REIT by another corporation (i.e., a parent corporation) does not violate the requirement that the entity is not “closely held” as long as the parent corporation is not directly or indirectly “closely held” by individuals. The Company is not directly or indirectly “closely held” by individuals.

Furthermore, the Company analyzed the qualification of Brookfield Properties, Inc. as a REIT based on its ability to meet the various qualification tests under the Internal Revenue Code, including actual annual operating results, asset composition, distribution levels and diversity of stock ownership. On that basis, and with the advice of external tax advisors, Brookfield Properties, Inc. elected to qualify as a REIT.
Business of Brookfield Properties
Primary Markets and Properties, page 14
3.	We note that you currently provide rent per square foot for some of the markets that you have disclosed in this section. In future filings, please disclose your average effective annual rent per square foot as of the end of your most recently completed fiscal year for all the markets that you have provided. Please also provide this disclosure to us supplementally in response to this comment.

Response:

The Company currently discloses its average in-place net rent per square foot and the average market net rent per square foot in its MD&A which was incorporated by reference as Exhibit 99.2 in the 2008 Form 40-F. In response to the Staff’s comment, in future years, the Company will also disclose this information in the “Business of Brookfield Properties – Primary Markets and Properties” section of its Renewal Annual Information Form which is incorporated by reference in the Company’s Form 40-F.

In addition, for ease of the Staff’s review and in response to the Staff’s comment, the Company includes on Exhibit A hereto that information for the fiscal year ended December 31, 2008 for each of the Company’s primary markets.
Exhibits
4.	Your joint venture relationships, particularly your arrangement with Blackstone in connection with the Trizec portfolio, appear material to the continued operation of the commercial real estate services segment of your business. To the extent material, please attach these agreements as exhibits to your filing or, alternatively, please tell us why you believe such agreements are not required as attachments under Canadian law.

Response:

In accordance with paragraph 3 of General Instruction B of Form 40-F, registrants filing under cover of Form 40-F are required to file information material to an investment decision that a registrant: “(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile, (ii) files or is required to file with a stock exchange on which its securities are traded, or (iii) distributes or is required to distribute to its security holders shall be furnished by registrants under cover of Form 6-K.”

The contract relating to the Company’s joint venture arrangement involving the Trizec portfolio (the “Trizec Contract”) has not been made public pursuant to applicable Canadian securities laws, was not filed and is not required to be filed with the Toronto Stock Exchange or the New York Stock Exchange, and has not been distributed nor is required to be distributed to the Company’s security holders under cover of Form 6-K.

Under section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (the “CSA”), an issuer must file a copy of any “material contract”, unless that contract is entered into in the ordinary course of business, which we discuss below. NI 51-102 defines the term “material contract” to mean “any contract that the issuer or any of its subsidiaries is a party to, that is material to the issuer.”

The Company believes that the Trizec Contract is not material and is therefore not required to be filed as a material contract. In the ordinary course of its business, the Company pursues both property-level joint venture opportunities with strategic institutional partners and the acquisition of individual assets and portfolios through joint venture fund vehicles. Of the Company’s 108 commercial office properties, 27 are wholly owned, 11 are held in property-level joint ventures or co-tenancies, and 70 are held in funds. The properties that the Company owns through joint ventures, partnerships and co-tenancies total approximately 50 million square feet, out of its total portfolio of approximately 74 million square feet.

NI 51-102 provides an exemption from the filing and annual information form disclosure requirements for a material contract entered into in the ordinary course of business. As a result, even if the Trizec Contract were considered to be material (which the Company believes it is not), the Company would not be required under NI 51-102 to file it or provide prescribed disclosure about its terms in its annual information form (our approach to disclosure is discussed further below).
The CSA’s companion policy to NI 51-102 states that “Whether a reporting issuer entered into a contract in the ordinary course of business is a question of fact that the reporting issuer should consider in the context of its business and industry.” The Company believes that viewing its joint venture arrangements as being entered into in the ordinary course of business is consistent with the approach taken by other Canadian commercial real estate companies.

NI 51-102 also describes six specific types of material contracts that must be filed even if they are entered into in the ordinary course of business, namely:
•	contracts to which directors, officers or promoters are parties (other than employment contracts);

•	a continuing contract to sell the majority of the issuer’s products or services or to purchase the majority of the issuer’s required goods, services or raw materials;

•	franchise and licence agreements or other agreements to use a patent, formula, trade secret, process or trade name;

•	a financing or credit agreement with terms that have a direct correlation with anticipated cash distributions;

•	external management or administration agreements; and

•	a contract on which the issuer’s business is “substantially dependent”.[1]
The Trizec Contract does not fall within any of these categories.

Although the Company does not regard the Trizec Contract as a material contract, it does nonetheless provide disclosure regarding its arrangements with The Blackstone Group in the Form 40-F so that investors can understand how this portfolio of properties is held. The Company provides similar disclosure in the Form 40-F with respect to its other commercial properties that are held through partnerships, co-tenancies and otherwise. This general disclosure is supplemented by additional disclosure of the Company’s exposure to the challenges, uncertainties and risks specific to its portfolio and those inherent in the commercial property business. Specifically, the Company discloses that with respect to joint ventures, partnerships and co-tenancies, there are risks not

[1]	The companion policy to NI 51-102 states that generally, a contract on which a reporting issuer’s business is substantially dependent is a “contract so significant that the reporting issuer’s business depends on the continuance of the contract”. Examples cited in the companion policy include a financing or credit agreement providing for a majority of the reporting issuer’s capital requirements for which alternative financing is not readily available at comparable terms and a contract calling for the acquisition or sale of substantially all of the reporting issuer’s property, plant and equipment, long-lived assets, or total assets.

present were a third party not involved, including the possibility that the Company’s partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the Company’s partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that the Company does not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to the Company, and capital improvements.
*      *      *      *      *
          As requested by the Staff, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 40-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 40-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.
*      *      *      *      *
          If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6160, by fax at (212) 682-0200 or by e-mail at draglan@torys.com.
Very truly yours,
/s/ Daniel P. Raglan
Daniel P. Raglan

cc:	Sonia G. Barros
(U.S. Securities and Exchange Commission)

Michelle Campbell
(Brookfield Properties Corporation)

Michael Siltala
Danial Lam
(Torys LLP)

EXHIBIT A
Manhattan, New York
Midtown, Manhattan
Our average in-place net rent per square foot in the Midtown, Manhattan market was $37.34 as at December 31, 2008, as compared to the average market net rent of $68 per square foot.
Lower Manhattan
Our average in-place net rent per square foot in the Lower Manhattan market was $26.76 as at December 31, 2008, as compared to the average market net rent of $37 per square foot.
Boston, Massachusetts
Our average in-place net rent per square foot in the Boston, Massachusetts market was $30.02 as at December 31, 2008, as compared to the average market net rent of $30 per square foot.
Washington, D.C.
Our average in-place net rent per square foot in the Washington, D.C. market was $25.15 as at December 31, 2008, as compared to the average market net rent of $35 per square foot.
Toronto, Ontario1
Our average in-place net rent per square foot in the Toronto, Ontario market was $20.53 as at December 31, 2008, as compared to the average market net rent of $22 per square foot.
Calgary, Alberta1
Our average in-place net rent per square foot in the Calgary, Alberta market was $23.67 as at December 31, 2008, as compared to the average market net rent of $33 per square foot.
Ottawa, Ontario1
Our average in-place net rent per square foot in the Ottawa, Ontario market was $14.87 as at December 31, 2008, as compared to the average market net rent of $18 per square foot.
Southern California
Our average in-place net rent per square foot in the Southern California market (consisting of the Los Angeles Central Business District, the Los Angeles Westside, Long Beach and San Diego) was $20.90 as at December 31, 2008, as compared to the average market net rent of $25 per square foot.
Houston

[1]	Amounts in Canadian dollars have been converted to U.S. dollars at the exchange rate on December 31, 2008 of C$1.00 for each US$0.82.

Our average in-place net rent per square foot in the Houston, Texas market was $12.73 as at December 31, 2008, as compared to the average market net rent of $24 per square foot.
Denver, Colorado
Our average in-place net rent per square foot in the Denver, Colorado market was $17.31 as at December 31, 2008, as compared to the average market net rent of $22 per square foot.
Minneapolis, Minnesota
Our average in-place net rent per square foot in the Minneapolis, Minnesota market was $9.85 as at December 31, 2008, as compared to the average market net rent of $15 per square foot.
Other Markets1
Our average in-place net rent per square foot in our other markets (consisting of Edmonton, Alberta and Vancouver, British Columbia) was $11.72 as at December 31, 2008, as compared to the average market net rent of $22 per square foot.

[1]	Amounts in Canadian dollars have been converted to U.S. dollars at the exchange rate on December 31, 2008 of C$1.00 for each US$0.82.